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[MENTOR GRAPHIC LOGO]

FOR IMMEDIATE RELEASE

MENTOR GRAPHICS RECEIVES EARLY TERMINATION OF WAITING PERIOD UNDER THE HART-SCOTT-RODINO ACT FOR THE PROPOSED ACQUISITION OF INNOVEDA, INC.

WILSONVILLE, OR-- May 17, 2002 -- Mentor Graphics Corporation (Nasdaq: MENT) today announced that on May 16, 2002, it received early termination of the waiting period required under the Hart-Scott-Rodino Act in connection with the previously announced proposed acquisition of Innoveda, Inc. (Nasdaq: INOV).

Pursuant to an all cash tender offer, Mentor Graphics is offering to acquire Innoveda for $3.95 in cash per share of Innoveda common stock. Mentor Graphics' offer is scheduled to expire at 12:00 Midnight, New York City time on Tuesday, May 28, 2002, unless extended.

As of the close of business on May 16, 2002, 21,318,914 shares of Innoveda common stock had been validly tendered into the offer, which represents approximately 43.5% of Innoveda's outstanding common stock on a fully diluted basis (based upon 49,022,122 shares outstanding as of April 23, 2002).

ABOUT INNOVEDA
Innoveda, Inc. (Nasdaq: INOV) is a worldwide leader in electronic design automation (EDA) technology, software and services for businesses in the consumer electronics, computer, telecommunications, automotive and aerospace industries. Innoveda's innovative solutions are intended to empower people for mission-critical areas of the design process. Headquartered in Marlboro, Massachusetts, Innoveda has sales offices and research centers worldwide. Additional information can be found at: www.innoveda.com.

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ABOUT MENTOR GRAPHICS
Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, Mentor Graphics reported revenues over the last 12 months of more than $600 million and employs approximately 3,000 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: www.mentor.com. Mentor Graphics' emulation business unit, based in Les Ulis, France, is a world leader in emulation. With the ability to handle designs of up to 26 million gates and compile times of up to one million gates per hour, the Mentor Graphics emulators provide fast iteration of the design, allowing more design errors to be caught in less time.

Mentor Graphics is a registered trademark of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

CONTACTS
     For Mentor Graphics Corporation
     Ryerson Schwark
     503/685-1660

     or

     For Innoveda, Inc.
     Len Harmon
     508/303-5346
     or

     The Abernathy MacGregor Group
     Chuck Burgess
     Jason Thompson
     212/371-5999